SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934.

SUNSTONE HOTEL INVESTORS, INC.

(Name of Subject Company (Issuer) and Filing Person (Issuer))

Common Stock, Par Value $0.01 Per Share

Series C Cumulative Convertible Redeemable Preferred Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

867892101

(CUSIP Number of Class of Securities)

Robert A. Alter

Executive Chairman and Interim Chief Executive Officer

Sunstone Hotel Investors, Inc.

903 Calle Amanecer, Suite 100

San Clemente, California 92673

(949) 369-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies of all communications, including communications sent to agent for service, should be sent to:

Christopher M. Lal

Sunstone Hotel Investors, Inc.

Senior Vice President & General Counsel

903 Calle Amanecer, Suite 100

San Clemente, California 92673

Telephone: (949) 369-4000

With copies to:

Alison S. Ressler

Patrick S. Brown

Sullivan & Cromwell LLP

1888 Century Park East

Los Angeles, California 90067-1725

Telephone: (310) 712-6600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$131,130,000	$5,153.41

*	Calculated solely for the purpose of determining the amount of filing fee. This amount assumes the repurchase of 6,200,000 of Common Stock at the maximum tender offer price of $21.15 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory No. 6 for Fiscal Year 2008, equals $39.30 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable.	Filing Party: Not Applicable.

Form or Registration No.: Not Applicable.	Date Filed: Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by Sunstone Hotel Investors, Inc., a Maryland corporation (“Sunstone” or the “Company”), pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to 6,200,000 shares of its common stock, par value $0.01 per share (the “Common Stock”), or such lesser number of shares of Common Stock as is validly tendered and not validly withdrawn, at a per share price not less than $18.65 nor greater than $21.25, net to the seller in cash, less any applicable withholding taxes and without interest (the “Offer”). The Offer also constitutes an offer to purchase the Company’s Series C Cumulative Convertible Redeemable Preferred Stock, par value $0.01 per share (the “Series C Preferred”). Unless the context requires otherwise, all references in this Schedule TO to “shares” refer to shares of Common Stock and, with respect to the Series C Preferred, shall include the shares of Common Stock underlying such Series C Preferred. The Company’s Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 2, 2008 (“Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”) which, as amended or supplemented from time to time, together constitute the Offer. This Schedule TO is being filed in accordance with Rule 13e–4(c)(2) under the Exchange Act.

All information in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below.

Item 1. Summary term sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject company information.

(a) The name of the issuer is Sunstone Hotel Investors, Inc., a Maryland corporation. The address and telephone number of the Company’s principal executive offices is 903 Calle Amanecer, Suite 100, San Clemente, CA 92673, (949) 369-4000.

(b) This Schedule TO relates to the Common Stock of the Company and the Series C Preferred of the Company. As of May 30, 2008 there were 58,715,226 shares of Common Stock and 4,102,564 shares of Series C Preferred issued and outstanding. The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “Price Range of the Shares; Dividends” is incorporated herein by reference.

Item 3. Identity and background of filing person.

(a) Sunstone Hotel Investors, Inc. is the filing person and subject company. The Company’s address and telephone number is set forth in Item 2(a) above. The information set forth in the Offer to Purchase under “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 4. Terms of the transaction.

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Number of Shares; Expiration Time; Priority of Purchases; Proration; Odd Lots,” “Procedures for Tendering Shares,” “Withdrawal Rights,” “Purchase of Shares and Payment of Purchase Price,” “Conditional Tender of Shares,” “Conditions of the Offer,” “Price Range of the Shares; Dividends,” “Source and Amount of Funds,” “Effects of the Offer on the Market for Shares; Registration under the Exchange Act,” “Regulatory Approvals,” “U.S. Federal Income Tax Consequences,” “Extension of the Offer; Termination; Amendment” and “Fees and Expenses” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 5. Past contacts, transactions, negotiations and agreements.

The information set forth in the Offer to Purchase under “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 6. Purposes of the transaction and plans or proposals.

The information set forth in the Offer to Purchase under “Purpose of the Offer; Certain Effects of the Offer; Other Plans” and “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 7. Source and amount of funds or other consideration.

The information set forth in the Offer to Purchase under “Source and Amount of Funds” and “Conditions of the Offer” is incorporated herein by reference.

Item 8. Interest in securities of the subject company.

The information set forth in the Offer to Purchase under “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 9. Persons/assets, retained, employed, compensated or used.

The information set forth in the Offer to Purchase under “Fees and Expenses” is incorporated herein by reference.

Item 10. Financial statements.

Not applicable.

Item 11. Additional information.

The information set forth in the Offer to Purchase under “Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares,” “Effects of the Offer on the Market for Shares; Registration under the Exchange Act,” “Regulatory Approvals” and “Fees and Expenses” is incorporated herein by reference.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated June 2, 2008.

(a)(1)(B)	Letter of Transmittal for Common Stock (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number of Substitute Form W-9).

(a)(1)(C)	Letter of Transmittal for Series C Preferred Stock (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number of Substitute Form W-9).

(a)(1)(D)	Notice of Guaranteed Delivery.

(a)(1)(E)	Letter to Banks, Brokers, Dealers, Trust Companies and Other Nominees, dated June 2, 2008.

(a)(1)(F)	Letter to Clients for use by Banks, Brokers, Dealers, Trust Companies and Other Nominees, dated June 2, 2008.

(a)(5)(A)	Form of Summary Advertisement.

(a)(5)(B)	Press Release issued by Sunstone Hotel Investors, Inc. on June 2, 2008.

(b)(1)	Revolving Credit Agreement, dated as of July 17, 2006, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc. the Subsidiary Guarantors named therein, the Initial Lenders, the Initial Issuing Bank, the Swing Line Bank, Citicorp North America, Inc., as Administrative Agent, Wachovia Capital Markets, LLC, as syndication agent, Calyon New York Branch as co-syndication agent, Keybank National Association, as documentation agent, and Citigroup Global Markets Inc. and Wachovia Capital Markets LLC, as joint lead managers and joint book running managers (incorporated by reference to Exhibit 99.1 to Form 8-K, filed by the Company on July 18, 2006).

(b)(2)	First Letter Amendment, dated as of August 14, 2006, to Revolving Credit Agreement dated as of July 17, 2006 among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc. the Subsidiary Guarantors named therein, the Initial Lenders, the Initial Issuing Bank, the Swing Line Bank, Citicorp North America, Inc., as Administrative Agent, Wachovia Capital Markets, LLC, as syndication agent, Calyon New York Branch as co-syndication agent, Keybank National Association, as documentation agent, and Citigroup Global Markets Inc. and Wachovia Capital Markets LLC, as joint lead managers and joint book running managers (incorporated by reference to Exhibit 10.3 to Form 10-Q, filed by the Company on November 1, 2006).

(b)(3)	Second Letter Amendment, dated as of May 23, 2007, to Revolving Credit Agreement dated as of July 17, 2006 among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc. the Subsidiary Guarantors named therein, the Initial Lenders, the Initial Issuing Bank, the Swing Line Bank, Citicorp North America, Inc., as Administrative Agent, Wachovia Capital Markets, LLC, as syndication agent, Calyon New York Branch as co-syndication agent, Keybank National Association, as documentation agent, and Citigroup Global Markets Inc. and Wachovia Capital Markets LLC, as joint lead managers and joint book running managers (incorporated by reference to Exhibit 10.3 to Form 10-Q, filed by the Company on August 8, 2007).

(d)(1)	Form of 2004 Long-Term Incentive Plan of Sunstone Hotel Investors, Inc. (incorporated by reference to the proxy statement on Schedule 14A, filed by the Company on March 26, 2007).

(d)(2)	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.1 to Form 8-K, filed by the Company on February 23, 2005).

(d)(3)	Form of Restricted Stock Award Certificate (Directors) (incorporated by reference to Exhibit 10.2 to Form 8-K, filed by the Company on February 23, 2005).

(d)(4)	Form of Senior Management Incentive Plan of Sunstone Hotel Investors, Inc. (incorporated by reference to Exhibit 10.14 to the registration statement on Form S-11, filed by the Company on October 7, 2004).

(d)(5)	Form of Employment Agreement with Robert A. Alter (incorporated by reference to Exhibit 10.15 to the registration statement on Form S-11, filed by the Company on October 7, 2004).

(d)(6)	Amendment to Employment Arrangements, dated as of March 19, 2007, between Sunstone Hotel Investors, Inc. and Robert A. Alter (incorporated by reference to Exhibit 10.2 to Form 10-Q, filed by the Company on May 2, 2007).

(d)(7)	Change in Control Agreement, dated as of February 15, 2007, between Sunstone Hotel Investors, Inc. and Ken Cruse (incorporated by reference to Exhibit 10.1 to Form 10-Q, filed by the Company on August 8, 2007).

(d)(8)	Purchase Agreement among Security Capital Preferred Growth Incorporated, Sunstone Hotel Investors, Inc. and Sunstone Hotel Partnership, LLC, dated April 27, 2005 (incorporated by reference to Exhibit 10.5 to Form 8-K filed by the Company on May 3, 2005).

(d)(9)	Amendment No. 1 to Series C Cumulative Convertible Redeemable Preferred Stock Purchase Agreement and Common Stock Purchase Agreement among Security Capital Preferred Growth Incorporated, Sunstone Hotel Investors, Inc. and Sunstone Hotel Partnership, LLC, dated as of June 24, 2005.

Item 13. Information required by schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUNSTONE HOTEL INVESTORS, INC.

By:	/s/ Kenneth E. Cruse
Name:	Kenneth E. Cruse
Title:	Chief Financial Officer

Date: June 2, 2008

Exhibit Index

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated June 2, 2008.

(a)(1)(B)	Letter of Transmittal for Common Stock (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number of Substitute Form W-9).

(a)(1)(C)	Letter of Transmittal for Series C Preferred Stock (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number of Substitute Form W-9).

(a)(1)(D)	Notice of Guaranteed Delivery.

(a)(1)(E)	Letter to Banks, Brokers, Dealers, Trust Companies and Other Nominees, dated June 2, 2008.

(a)(1)(F)	Letter to Clients for use by Banks, Brokers, Dealers, Trust Companies and Other Nominees, dated June 2, 2008.

(a)(5)(A)	Form of Summary Advertisement.

(a)(5)(B)	Press Release issued by Sunstone Hotel Investors, Inc. on June 2, 2008.

(b)(1)	Revolving Credit Agreement, dated as of July 17, 2006, among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc. the Subsidiary Guarantors named therein, the Initial Lenders, the Initial Issuing Bank, the Swing Line Bank, Citicorp North America, Inc., as Administrative Agent, Wachovia Capital Markets, LLC, as syndication agent, Calyon New York Branch as co-syndication agent, Keybank National Association, as documentation agent, and Citigroup Global Markets Inc. and Wachovia Capital Markets LLC, as joint lead managers and joint book running managers (incorporated by reference to Exhibit 99.1 to Form 8-K, filed by the Company on July 18, 2006).

(b)(2)	First Letter Amendment, dated as of August 14, 2006, to Revolving Credit Agreement dated as of July 17, 2006 among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc. the Subsidiary Guarantors named therein, the Initial Lenders, the Initial Issuing Bank, the Swing Line Bank, Citicorp North America, Inc., as Administrative Agent, Wachovia Capital Markets, LLC, as syndication agent, Calyon New York Branch as co-syndication agent, Keybank National Association, as documentation agent, and Citigroup Global Markets Inc. and Wachovia Capital Markets LLC, as joint lead managers and joint book running managers (incorporated by reference to Exhibit 10.3 to Form 10-Q, filed by the Company on November 1, 2006).

(b)(3)	Second Letter Amendment, dated as of May 23, 2007, to Revolving Credit Agreement dated as of July 17, 2006 among Sunstone Hotel Partnership, LLC, Sunstone Hotel Investors, Inc. the Subsidiary Guarantors named therein, the Initial Lenders, the Initial Issuing Bank, the Swing Line Bank, Citicorp North America, Inc., as Administrative Agent, Wachovia Capital Markets, LLC, as syndication agent, Calyon New York Branch as co-syndication agent, Keybank National Association, as documentation agent, and Citigroup Global Markets Inc. and Wachovia Capital Markets LLC, as joint lead managers and joint book running managers (incorporated by reference to Exhibit 10.3 to Form 10-Q, filed by the Company on August 8, 2007).

(d)(1)	Form of 2004 Long-Term Incentive Plan of Sunstone Hotel Investors, Inc. (incorporated by reference to the proxy statement on Schedule 14A, filed by the Company on March 26, 2007).

(d)(2)	Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.1 to Form 8-K, filed by the Company on February 23, 2005).

(d)(3)	Form of Restricted Stock Award Certificate (Directors) (incorporated by reference to Exhibit 10.2 to Form 8-K, filed by the Company on February 23, 2005).

(d)(4)	Form of Senior Management Incentive Plan of Sunstone Hotel Investors, Inc. (incorporated by reference to Exhibit 10.14 to the registration statement on Form S-11, filed by the Company on October 7, 2004).

(d)(5)	Form of Employment Agreement with Robert A. Alter (incorporated by reference to Exhibit 10.15 to the registration statement on Form S-11, filed by the Company on October 7, 2004).

(d)(6)	Amendment to Employment Arrangements, dated as of March 19, 2007, between Sunstone Hotel Investors, Inc. and Robert A. Alter (incorporated by reference to Exhibit 10.2 to Form 10-Q, filed by the Company on May 2, 2007).

(d)(7)	Change in Control Agreement, dated as of February 15, 2007, between Sunstone Hotel Investors, Inc. and Ken Cruse (incorporated by reference to Exhibit 10.1 to Form 10-Q, filed by the Company on August 8, 2007).

(d)(8)	Purchase Agreement among Security Capital Preferred Growth Incorporated, Sunstone Hotel Investors, Inc. and Sunstone Hotel Partnership, LLC, dated April 27, 2005 (incorporated by reference to Exhibit 10.5 to Form 8-K filed by the Company on May 3, 2005).

(d)(9)	Amendment No. 1 to Series C Cumulative Convertible Redeemable Preferred Stock Purchase Agreement and Common Stock Purchase Agreement among Security Capital Preferred Growth Incorporated, Sunstone Hotel Investors, Inc. and Sunstone Hotel Partnership, LLC, dated as of June 24, 2005.